--------------------------------------------------------------------------------
SEC          POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
1746 (11-02) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND
             UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

--------------------------------------------------------------------------------

                                              --------------------------------
                UNITED STATES                          OMB APPROVAL
     SECURITIES AND EXCHANGE COMMISSION       --------------------------------
           WASHINGTON, D.C. 20549             OMB Number:  3235-0145
                                              --------------------------------
                                              Expires: December 28, 2009
                                              --------------------------------
                                              Estimated average burden
                                              hours per response . . . . 14.5
                                              --------------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Mobility Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    60741U101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert Atchinson
                       Adage Capital Partners GP, L.L.C.
                        200 Clarendon Street, 52nd Floor
                                Boston, MA 02116
                                 (617) 867-2800

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP NO.      60741U101                                   PAGE 2 OF 11 PAGES
------------------------------------                   -------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Partners, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
   NUMBER      -----------------------------------------------------------------
 OF SHARES        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,351,800
    EACH       -----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
PERSON WITH
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,351,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,351,800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------                   -------------------------
CUSIP NO.      60741U101                                   PAGE 3 OF 11 PAGES
------------------------------------                   -------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Partners GP, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
   NUMBER      -----------------------------------------------------------------
 OF SHARES        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,351,800
    EACH       -----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
PERSON WITH
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,351,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,351,800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

------------------------------------                   -------------------------
CUSIP NO.      60741U101                                   PAGE 4 OF 11 PAGES
------------------------------------                   -------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Adage Capital Advisors, L.L.C.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
   NUMBER      -----------------------------------------------------------------
 OF SHARES        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                6,351,800
    EACH       -----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
PERSON WITH
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,351,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,351,800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

------------------------------------                   -------------------------
CUSIP NO.      60741U101                                   PAGE 5 OF 11 PAGES
------------------------------------                   -------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Atchinson
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
   NUMBER      -----------------------------------------------------------------
 OF SHARES        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,351,800
    EACH       -----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
PERSON WITH
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,351,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,351,800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

------------------------------------                   -------------------------
CUSIP NO.      60741U101                                   PAGE 6 OF 11 PAGES
------------------------------------                   -------------------------


--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Phillip Gross
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC (See Item 3)
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                         0
   NUMBER      -----------------------------------------------------------------
 OF SHARES        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               6,351,800
    EACH       -----------------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
PERSON WITH
                         0
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         6,351,800
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            6,351,800
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES*                                    [ ]

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)

            20.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

CUSIP No. 60741U101                SCHEDULE 13D            Page 7 of 11 Pages



         This Schedule 13D is being filed by (i) Adage Capital Partners, L.P., a Delaware limited partnership ("ACP") with respect to the shares of Common Stock directly owned by it; (ii) Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACPGP"), as general partner of ACP with respect to the shares of Common Stock directly owned by ACP; (iii) Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware ("ACA"), as managing member of ACPGP, and general partner of ACP, with respect to the shares of Common Stock directly owned by ACP; (iv) Robert Atchinson ("Mr. Atchinson"), as managing member of ACA, managing member of ACPGP, and general partner of ACP with respect to the shares of Common Stock directly owned by ACP; and (v) Phillip Gross ("Mr. Gross"), as managing member of ACA, managing member of ACPGP, and general partner of ACP with respect to the shares of Common Stock directly owned by ACP. The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. This Schedule 13D relates to the Common Stock, $0.01 par value per share, of Mobility Electronics, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

         The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A.

ACP has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, ACPGP. ACA, as managing member of ACPGP, directs ACPGP's operations. Neither ACPGP nor ACA directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), ACPGP and ACA may be deemed to own beneficially the shares owned by ACP. Messrs. Atchinson and Gross, as managing members of ACA, have shared power to vote the Common Stock beneficially owned by ACP. Neither Mr. Atchinson nor Mr. Gross directly own any shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by ACP.

         ACPGP, ACA, Mr. Atchinson and Mr. Gross disclaims beneficial ownership of all of the Shares reported in this Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share, of the Company, acquired by ACP. The Company's principal executive office is located at 17800 N. Perimeter Dr., Suite 200, Scottsdale, Arizona 85255.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed on behalf of ACP, ACPGP, ACA, Mr. Atchinson and Mr. Gross.

CUSIP No. 60741U101                SCHEDULE 13D            Page 8 of 11 Pages


         (b) The address of the principal business office of each of the Reporting Persons is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

         (c) ACP is primarily engaged in the business of investing securities. The principal business of ACPGP is to serve as general partner to ACP. ACA is the managing member of ACPGP. Each of Mr. Atchinson and Mr. Gross is a managing member of ACA and ACPGP and a general partner of ACP.

         (d) None of the Reporting Persons nor any of ACPGP's executive officers or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor any of ACPGP's executive officers or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ACP is a Delaware limited partnership. ACPGP and ACA are limited liability companies organized under the laws of the State of Delaware. Messrs. Atchinson and Gross are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         6,351,800 of the Shares reported in this Schedule 13D were acquired by ACP for which ACPGP, ACA, Mr. Atchinson and Mr. Gross control the investing and trading in securities. The aggregate purchase price for the 6,351,800 Shares was approximately $44,916,287. ACPGP, ACA, Mr. Atchinson and Mr. Gross do not directly own any Shares. The source of funds for the purchase the Shares reported in this Schedule 13D was the working capital of ACP.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares reported in this Schedule 13D were acquired for investment in the ordinary course of business. The Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

         The Reporting Persons had previously filed their beneficial ownership on Schedule 13G, however, because the Reporting Persons may be deemed to beneficially own more than 20% of the outstanding Shares they are required to file on Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,351,800 Shares, representing approximately 20.1% of the Company's outstanding Common Stock (based upon the 31,638,116 Shares stated to be outstanding by the Company as of August 4, 2006, in the Company's Form 10-Q for the period ending on June 30, 2006, filed with the Securities and Exchange Commission on August 9, 2006.

CUSIP No. 60741U101                SCHEDULE 13D            Page 9 of 11 Pages

         (b) The Reporting Persons have shared voting power with respect to 6,351,800 Shares.

         (c) See Exhibit B attached hereto. The transactions set forth on Exhibit B were effected by the Reporting Persons for securities issued by the Company within 60 days preceding the filing of this Schedule 13D.

         (d) The limited partners of ACP have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Shares in accordance with their respective ownership interests in their respective funds.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -- Joint Filing Agreement dated October 23, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - List of transactions in Company's Common Stock taking place during the 60 day period preceding this filing.

CUSIP No. 60741U101                SCHEDULE 13D           Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2006

                                    ADAGE CAPITAL PARTNERS, L.P.

                                    BY: ADAGE CAPITAL PARTNERS GP, L.L.C.,
                                        ITS GENERAL PARTNER
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ ROBERT ATCHINSON
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL PARTNERS GP, L.L.C.
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ ROBERT ATCHINSON
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL ADVISORS, L.L.C.

                                    /s/ ROBERT ATCHINSON
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ROBERT ATCHINSON
                                    --------------------
                                    /s/ ROBERT ATCHINSON
                                    ROBERT ATCHINSON, INDIVIDUALLY


                                    PHILLIP GROSS
                                    --------------------
                                    /s/ PHILLIP GROSS
                                    PHILLIP GROSS, INDIVIDUALLY

CUSIP No. 60741U101                SCHEDULE 13D           Page 11 of 11 Pages



                                 EXHIBIT INDEX

Exhibit A -- Joint Filing Agreement dated October 23, 2006, signed by each of the Reporting Persons in order to confirm that this statement is being filed on behalf of each of the Reporting Persons.

Exhibit B - List of transactions in Company's Common Stock taking place during the 60 day period preceding this filing.

CUSIP No. 60741U101                SCHEDULE 13D


                                    EXHIBIT A
                                    ---------

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.01 par value per share, of Mobility Electronics, Inc., an Arizona corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of October 23, 2006

                                    ADAGE CAPITAL PARTNERS, L.P.

                                    BY: ADAGE CAPITAL PARTNERS GP, L.L.C.,
                                        ITS GENERAL PARTNER
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ ROBERT ATCHINSON
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL PARTNERS GP, L.L.C.
                                    BY: ADAGE CAPITAL ADVISORS, L.L.C.,
                                        ITS MANAGING MEMBER

                                    /s/ ROBERT ATCHINSON
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ADAGE CAPITAL ADVISORS, L.L.C.

                                    /s/ ROBERT ATCHINSON
                                    --------------------
                                    NAME:  ROBERT ATCHINSON
                                    TITLE: MANAGING MEMBER


                                    ROBERT ATCHINSON
                                    --------------------
                                    /s/ ROBERT ATCHINSON
                                    ROBERT ATCHINSON, INDIVIDUALLY


                                    PHILLIP GROSS
                                    --------------------
                                    /s/ PHILLIP GROSS
                                    PHILLIP GROSS, INDIVIDUALLY

CUSIP No. 60741U101                SCHEDULE 13D

                                    EXHIBIT B
                                    ---------

                              LIST OF TRANSACTIONS


    Name                           Date      Number of Shares    Price Per Share
                                             Purchased/ (Sold)

Adage Capital Partners, L.P.    10/20/2006          25,000           $2.87

Adage Capital Partners, L.P.    10/19/2006          50,000           $2.90

Adage Capital Partners, L.P.    10/19/2006          20,000           $2.90

Adage Capital Partners, L.P.    10/18/2006          50,000           $2.79

Adage Capital Partners, L.P.    10/17/2006          75,000           $2.77

Adage Capital Partners, L.P.    10/09/2006         141,400           $2.99

Adage Capital Partners, L.P.    10/06/2006          79,300           $3.10

Adage Capital Partners, L.P.    10/06/2006          79,300           $3.10

Adage Capital Partners, L.P.    08/31/2006          35,000           $6.48

Adage Capital Partners, L.P.    08/30/2006          25,000           $6.30

Adage Capital Partners, L.P.    08/22/2006          40,000           $5.47